PROSPECTUS

                                                               Filed Pursuant to
                                                                  Rule 424(b)(3)
                                                      Registration No. 333-51883
                                CHAPMAN CAPITAL

      [LOGO]
                           MANAGEMENT HOLDINGS, INC.
                                  COMMON STOCK

                                ---------------

THE SECURITIES OFFERED HEREBY ARE SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" ON PAGE 2

    Chapman Capital Management Holdings, Inc. common stock, par value $0.001 per share, (the "Common Stock") is quoted on the Nasdaq SmallCap Market under the symbol "CMGT."

                            ------------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

    This Prospectus has been prepared for and is to be used by The Chapman Co. in connection with offers and sales of the shares of Common Stock related to market-making transactions, at prevailing prices, related prices or negotiated prices. The Company will not receive any of the proceeds of such sales. The Chapman Co. may act as a principal or agent in such transactions.

                            ------------------------

                                THE CHAPMAN CO.

                  The date of this Prospectus is April 5, 1999

                               TABLE OF CONTENTS

                                                                                                               PAGE
                                                                                                            -----------
Risk Factors..............................................................................................           1
Management's Discussion and Analysis of Financial Condition and Results of Operations.....................           4
Business..................................................................................................           8
Management................................................................................................          13
Principal Stockholders....................................................................................          15
Certain Transactions......................................................................................          16
Description of Capital Stock..............................................................................          17
Shares Eligible for Future Sale...........................................................................          19
Plan of Distribution......................................................................................          19
Stockholder Information...................................................................................          19
Transfer Agent and Registrar..............................................................................          20
Legal Matters.............................................................................................          20
Experts...................................................................................................          20
Additional Information....................................................................................          20
Index to Financial Statements.............................................................................         F-1

                            ------------------------

Domestic Emerging Markets-Registered Trademark- and DEM-Registered Trademark-are registered trademarks and DEM Profile-TM-, DEM Universe-TM-, DEM Company-TM-, DEM Index -TM- and the stylized C-Eagle logo are trademarks of Nathan A. Chapman, Jr.

                                  RISK FACTORS

    The words "believes," "intends," "anticipates," and "expects," and similar expressions are intended to identify forward-looking statements. These forward-looking statements are based on our current expectations and are subject to a number of risks and uncertainties. In light of these risks and uncertainties, many of which are described in detail in the risk factors set forth below, actual results could differ materially from the forward-looking statements contained in this document.

NET LOSS; RISK OF INABILITY TO MANAGE GROWTH

    We have experienced and expect to continue to experience significant growth in our business activities and the number of our employees. This growth requires increased investment in personnel, financial and management systems and controls and facilities. In addition, we intend to add personnel to support the increase in assets under management that we will seek in executing our strategies. Unless we achieve revenue growth in line with our growth in expenses, we will continue to incur operating losses. Furthermore, our inability to manage such growth could have a material adverse effect on our continued operations. During 1998, we had a net loss of $106,000.

    Further, as is common in the investment advisory business, we are, and will continue to be, highly dependent on the effective and reliable operation of our communications and information systems. Any difficulty in the operation of existing systems, the implementation of new systems or the training of personnel could adversely affect our ability to manage growth. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000 Software Issue."

DEPENDENCE ON KEY INVESTMENT MANAGEMENT CLIENTS

    All of our agreements with our advisory clients are terminable by the client upon short notice (typically 30-60 days prior written notice). If the DEM-MET Trust or any of our key investment management clients were to terminate their advisory arrangements with us or if large investors of the DEM-MET Trust were to withdraw their funds, our advisory fee revenue would be materially and adversely affected.

    The DEM-MET Trust, with $265.5 million in assets under management, represents approximately 42.8% of our assets under management as of February 28, 1999, 58.6% of our revenues in 1998 and 22.6% of our net advisory and administrative fees in 1998 after deducting fees paid by the Company to sub-advisers on behalf of the DEM-MET Trust. The largest of four investors in the DEM-MET Trust represents approximately 30.2% of our assets under management as of February 28, 1998. Excluding the DEM-MET Trust and its clients, the Company's two largest clients represent 26.8% of the Company's assets under management as of February 28, 1999 and 14.4% of the Company's revenues for 1998.

HIGHLY COMPETITIVE INDUSTRY

    The investment advisory business is extremely competitive. We encounter intense competition in all aspects of the investment advisory business and compete directly with other firms, a significant number of which have greater capital, experience and other resources than ours. Competition also exists for experienced personnel including technical personnel and account executives. In addition to competition from firms currently in the investment advisory business, recently there has been increasing competition from other sources, such as commercial banks and insurance companies offering financial services.

UNPROVEN NATURE OF DEM AND DEM MULTI-MANAGER STRATEGIES

    We have implemented and intend to use substantial resources to promote our DEM and DEM Multi-Manager strategies. The Domestic Emerging Markets, or DEM, strategy seeks investment in domestic companies that meet the DEM Profile in that they are controlled by African-Americans, Asian-Americans, Hispanic-Americans and women. The DEM Multi-Manager strategy seeks investment management clients who wish to allocate investment responsibility for their assets among multiple investment managers that meet the DEM Profile. As of February 28, 1999, we had approximately

$119.1 million and $265.5 million in assets under management using the DEM and DEM-Multi-Manager investment strategies, respectively.

    The success of the DEM and DEM Multi-Manager strategies will be dependent upon our ability to attract funds earmarked for investment in such strategies on both an institutional and retail basis. The DEM strategy is further dependent on our ability to identify appropriate investments from the universe of DEM companies. Because the DEM and DEM Multi-Manager strategies are in the initial stages of introduction, their market acceptance is unknown and there can be no assurance that we will be able to attract significant amounts of investment capital for management under such strategies. Moreover, our belief that these strategies offer a significant opportunity for the growth of our business is not based upon marketing studies, or demographic or feasibility reports, but is based solely upon the judgment of our management team and our experience to date from our limited marketing of DEM and DEM Multi-Manager products. Further, we have and will continue to incur significant marketing, legal and accounting expenses in the creation of new investment products. Such expenses are ordinarily incurred significantly in advance of the introduction of such products. If such products do not gain broad market acceptance, we would likely lose such initial investments. Although, we have identified approximately 180 publicly-traded companies that meet the DEM Profile, there can be no assurance that the investment portfolios of such companies will attract initial or continued investment or that the companies meeting the DEM Profile will be able to maintain continued growth.

DEPENDENCE ON KEY PERSONNEL; DUTIES TO OTHER COMPANIES

    For the foreseeable future, we will place substantial reliance upon the personal efforts and abilities of Nathan A. Chapman, Jr., our President, who will not devote his full time to our activities. The loss of the services of Mr. Chapman may have a material adverse effect on our business, operations, revenue and/or business prospects.

POTENTIAL ADVERSE EFFECTS OF CHANGES IN ECONOMY AND MARKET CONDITIONS

    The financial markets and businesses operating in the securities industry are highly volatile and are directly affected by, among other factors, domestic and foreign economic conditions and general trends in business and finance, all of which are beyond our control. There can be no assurance that broad market performance will be favorable in the future. Any decline in the financial markets or a lack of sustained growth may result in a corresponding decline in performance by our investment products and separate accounts, which may adversely affect assets under management and/or fees. Our revenues from investment management are directly related to fluctuations in the dollar amount of assets under management.

RELATIONSHIPS WITH OTHER CHAPMAN ENTITIES AND POTENTIAL CONFLICTS OF INTEREST

    We act as investment advisor, pursuant to investment advisory agreements, for two active registered investment portfolios, the DEM Equity Fund, and The Chapman U.S. Treasury Money Fund, each an open-end portfolio of The Chapman Funds, Inc. Our revenues in connection with these related-party agreements accounted for 12.4% and 12.7% of our revenues in the years ended December 31, 1997 and 1998, respectively. At our request, Nathan A. Chapman, Jr., our President and Chairman of the Board; Earl U. Bravo, Sr., our Vice President, Secretary and Assistant Treasurer; and M. Lynn Ballard, our Treasurer and Assistant Secretary; serve as President and Chairman of the Board; Secretary and Assistant Treasurer; and Treasurer and Assistant Secretary, respectively, of The Chapman Funds, Inc. In addition, several of our key executives, including Mr. Chapman, are also officers and/or directors of holding companies owning all of the outstanding equity securities of The Chapman Co. and The Chapman Insurance Agency Incorporated. The common management and/or ownership among the Company and these other companies may involve potential conflicts of interest with respect to the terms of business transactions, allocations of shared expenses for overhead (including compensation of shared employees, lease payments and other expenses) and the allocation of business opportunities between us and such other companies. Further, because our key executives are also senior executives of other companies, they will not be able to devote all of their time to our business affairs. Although there is no written agreement, we expect that Mr. Chapman will devote no less than 33% of his time to our operations and entities that he serves at our request. All business transactions and allocations of overhead between us and such other companies are approved by a committee of the Board of Directors composed of independent, outside directors. Furthermore, the compensation of our President will be approved by the Compensation Committee of the Board of Directors, a majority of the members of which are independent, outside directors.

EFFECT ON MARKET PRICE OF SHARES ELIGIBLE FOR FUTURE SALE/CONTROL BY PRINCIPAL
  STOCKHOLDER

    Nathan A. Chapman, Jr. directly holds 2,285,143 shares, or approximately 68.1%, of the outstanding shares of Common Stock. All of such shares are available for resale in the public market under Rule 144 promulgated pursuant to the Securities Act. As of February 28, 1998, an additional 151,620 shares, or approximately 4.5% of the outstanding Common Stock, where held in inventory by a subsidiary of an affiliate of the Company and Mr. Chapman, The Chapman Co., in its capacity as market-maker for the Common Stock. All of the shares held by The Chapman Co. are available for immediate resale pursuant to this prospectus. Sales of a significant number of shares of Common Stock in the public market could have a material adverse effect on the market price of the Common Stock. Further, due to his share ownership, Mr. Chapman controls the outcome of all matters submitted to our stockholders for approval, including the election of all of our directors.

YEAR 2000 SOFTWARE ISSUE

    As the year 2000 approaches, an issue has emerged regarding how existing application software programs and operating systems can accommodate information that employs dates after December 31, 1999. We are working with our software vendors to prepare our systems for the year 2000. Based on information currently available, we do not anticipate that we will incur significant operating expenses or be required to incur material costs to be year 2000 compliant. We are, however, still analyzing and modifying our systems and requirements. In addition, we have relationships with third parties that have computer systems that may not be year 2000 compliant. To the extent that their systems are not fully year 2000 compliant, we can not be sure that potential systems interruptions or the cost necessary to update software would not have amaterial adverse effect on our business, financial condition, results of operations, or business prospects. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000 Software Issue."

REGULATORY RISKS

    Our business, and the investment management industry generally, are subject to regulation at both the federal and state levels. Pursuant to the National Securities Markets Improvement Act of 1996, regulatory oversight of investment advisors is divided between the Securities and Exchange Commission and state regulatory authorities. Because our wholly-owned subsidiary, Chapman Capital Management, Inc., or CCM, has assets under management in excess of $25 million, CCM is required to be registered with, and is subject to regulation by, the Securities and Exchange Commission and, with the exception of state anti-fraud regulations, CCM is generally exempt from registration and regulation at the state level. These regulations are designed primarily for the protection of our clients rather than our stockholders. Failure of CCM or its employees to comply with any of the laws, rules or regulations of any state or federal regulatory authority could result in a fine, injunction, suspension or expulsion from the industry, which could have a material adverse impact upon us. Although we have implemented procedures designed to achieve compliance with such laws, rules and regulations, we cannot be sure that a failure to comply will not have a material adverse effect upon us. Furthermore, amendments to existing statutes and regulations or the adoption of new statutes and regulations could require us to alter our methods of operation at costs which could be substantial.

NO DIVIDENDS

    To date, we have not paid any cash dividends on our Common Stock and do not expect to declare or pay any cash dividends in the foreseeable future. We intend to retain all earnings, if any, for the foreseeable future for our continued growth.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH THE CHAPMAN CAPITAL MANAGEMENT HOLDINGS, INC. CONSOLIDATED FINANCIAL STATEMENTS AND THE NOTES THERETO INCLUDED ELSEWHERE IN THIS DOCUMENT. THE DISCUSSION OF RESULTS, CAUSES AND TRENDS SHOULD NOT BE CONSTRUED TO IMPLY ANY CONCLUSION THAT SUCH RESULTS OR TRENDS WILL NECESSARILY CONTINUE IN THE FUTURE. WHEN USED IN THIS DOCUMENT, THE WORDS "BELIEVES," "INTENDS," "EXPECTS," "ANTICIPATES" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE FORWARD-LOOKING STATEMENTS ARE LARGELY BASED ON THE CURRENT EXPECTATIONS OF MANAGEMENT AND ARE SUBJECT TO A NUMBER OF RISKS AND UNCERTAINTIES. IN LIGHT OF THESE RISKS AND UNCERTAINTIES, MANY OF WHICH ARE DESCRIBED IN THE "RISK FACTORS" SECTION OF THIS DOCUMENT, ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN.

OVERVIEW AND GENERAL INDUSTRY CONDITIONS

    Advisory and administrative revenue is earned by the Company through its investment advisory and administrative services operations. For the fiscal year ended December 31, 1998, the Company generated revenue of $3,218,326 and loss before income taxes of $151,000. For the fiscal year ended December 31, 1997, the Company generated revenue of $2,286,615 and income before income taxes of $88,101.

    The Company's primary source of revenue is advisory and administrative fees. The Company's principal business activities are by their nature affected by many factors, including general economic and financial conditions, movement of interest rates and competitive conditions. Although the Company seeks to maintain cost controls, a significant portion of the Company's expenses are fixed and do not vary significantly with the factors listed above. As a result, substantial fluctuations can occur in the Company's revenue and net income from period to period.

RESULTS OF OPERATIONS

    The following table sets forth for the periods indicated, summary income statement data:

                                                                             YEARS ENDED DECEMBER 31,
                                                               ----------------------------------------------------
                                                                         1998                       1997
                                                               -------------------------  -------------------------
                                                                             PERCENTAGE                 PERCENTAGE
                                                                              OF TOTAL                   OF TOTAL
                                                                 AMOUNTS      REVENUES      AMOUNTS      REVENUES
                                                               ------------  -----------  ------------  -----------
REVENUES:
Advisory and administrative fees.............................  $  3,136,456        97.5%  $  2,284,054        99.9%
Other income.................................................        81,870         2.5          2,561         0.1
                                                               ------------       -----   ------------       -----
    Total revenues...........................................     3,218,326       100.0      2,286,615       100.0
                                                               ------------       -----   ------------       -----
OPERATING EXPENSES:
Management fees..............................................     1,177,681        36.6        869,355        38.0
Compensation and benefits....................................       856,945        26.6        594,993        26.0
Professional fees............................................       179,427         5.6        195,066         8.5
Administrative support.......................................        72,000         2.2         72,000         3.1
Interest expense.............................................        25,802         0.8         13,522         0.6
Amortization expenses........................................       228,000         7.1        228,000        10.0
Other operating expenses.....................................       829,471        25.8        225,578         9.9
                                                               ------------       -----   ------------       -----
    Total operating expenses.................................     3,369,326       104.7      2,198,514        96.1
                                                               ------------       -----   ------------       -----
(Loss) income before income tax (benefit) allocation.........      (151,000)       (4.7)        88,101         3.9

Income tax (benefit) allocation..............................       (45,000)       (1.4)        40,000         1.8
                                                               ------------       -----   ------------       -----
Net (loss) income............................................  ($   106,000)       (3.3%) $     48,101         2.1%
                                                               ------------       -----   ------------       -----
                                                               ------------       -----   ------------       -----

FISCAL YEAR ENDED DECEMBER 31, 1998 COMPARED TO FISCAL YEAR ENDED DECEMBER 31,
  1997.

    Total revenue increased by $931,711, or 40.8%, to $3,218,326 in 1998 from $2,286,615 in 1997. Advisory and administrative fee revenue increased by $852,402, or 37.3%, to $3,136,456 in 1998 from $2,284,054 in 1997 reflecting increased fees as a result of an increase in total assets under management due largely to investment performance, the addition of the DEM Equity Fund, new separate accounts under the DEM strategy, and additional assets from a DEM-MET client.

    Total expense increased by $1,170,812, or 53.3%, to $3,369,326 in 1998 from $2,198,514 in 1997. As a percentage of total revenue, total expense increased to 104.7% in 1998 compared to 96.1% in 1997 reflecting the Company's efforts to expand its operations.

    Management fee expense, which consists primarily of the Company's payments to sub-advisors in connection with the Company's multi-manager investment product, the DEM-MET Trust, increased by $308,326, or 35.5%, to $1,177,681 in 1998 from $869,355 in 1997. The increase in such fees reflects an increase in assets under management in the DEM-MET Trust, including approximately $40 million of new assets added by an existing trust client.

    Compensation and benefits expense increased by $261,952, or 44.0%, to $856,945 in 1998 from $594,993 in 1997 due primarily to the addition of new employees connected with the Company's efforts to expand its operations, annual pay increases and bonuses. As a percentage of total revenue, compensation and benefits expense increased to 26.6% for 1998 from 26.0% for 1997.

    Interest expense increased by $12,280, or 90.8%, to $25,802 in 1998 from $13,522 in 1997 substantially due to the cost of debt to affiliates that was outstanding prior to the public offering.

    Other operating expenses increased by $603,893, or 267.7%, to $829,471 for 1998 from $225,578 for 1997. This increase is attributable to additional travel, advertising, publicity and business development expenses connected with the Company's efforts to expand its operations.

    The Company's income tax provision decreased by $85,000, or 212.5%, to a tax benefit of $45,000 in 1998 from a tax provision of $40,000 in 1997 due to the operating loss incurred during the year.

    Net loss of $106,000 was incurred for 1998 as compared to net income of $48,101 for 1997 as a result of the items discussed above.

LIQUIDITY AND CAPITAL RESOURCES

    The Company has financed its operations through capital contributions from its principal stockholder, loans from affiliates, cash flow from operations and the public offering of its stock.

    A majority of the Company's assets are liquid and consist primarily of cash and cash equivalents and receivables from advisory clients. A relatively small percentage of the Company's total assets are fixed. The Company's total assets as of December 31, 1998 and December 31, 1997 were $5,647,742 and $1,085,308, respectively.

    The final payment of $150,000 on a noncompete agreement pertaining to the DEM-MET Trust is due on demand. Management expects that the Company's liquid assets and cash provided by operations will be sufficient to make this demand payment. The Company may seek lines of credit in the future.

    The Company's overall capital and funding needs are continually reviewed to ensure that the capital base can support the estimated needs of the business. Based upon these reviews, the Company believes its capital base is sufficient to implement the Company's DEM and DEM Multi-Manager strategies for the foreseeable future.

    The Company's cash was $4,241,523 as of December 31, 1998 as compared to $8,677 as of December 31, 1997.

EFFECTS OF INFLATION

    The Company's assets are to a large extent liquid in nature and, accordingly, may be significantly affected by inflation. The Company's expenses, such as employee compensation and occupancy expenses are subject to inflation and the effects of inflation may not be readily recoverable in the prices of services offered to the Company's customers. To the extent inflation results in rising interest rates or has adverse effects upon the securities market, it may adversely affect the Company's financial position, results of operations and assets under management.

YEAR 2000 SOFTWARE ISSUE

    As the Year 2000 approaches, existing software programs and operating systems must be reviewed to determine if they can accommodate information that employs dates after December 31, 1999. As of February 28, 1999, the Company has incurred direct Year 2000 compliance costs of $16,500, to cover assessment of systems, internal testing, point-to-point testing, training, and replacement and modification of existing systems, of which $11,000 has been paid. The Company's Year 2000 compliance costs consist of direct expenses incurred in respect of software, consulting and employee time and the Company's share of compliance expenses for upgraded computers, software, and communication systems to be paid or financed by Chapman Holdings, Inc., an affiliate of the Company. The Company will reimburse Chapman Holdings, Inc. for its share of these Year 2000 expenses through increased charges for administrative support under its expense allocation agreement with Chapman Holdings, Inc. See "Certain Transactions."

    During 1999, the Company's Year 2000 compliance costs are estimated at approximately $65,000. The Company estimates that over the next three years its total Year 2000 compliance costs, direct and allocated by Chapman Holdings, Inc., will be approximately $145,000

    Management has prepared a written plan detailing the Company's software and operating systems compliance issues for the Year 2000. The plan identifies critical and non-critical operating systems of the Company and addresses external interfaces with third-party computer systems. The Company is currently working with its hardware and software vendors and other third parties to prepare for the Year 2000. The Company anticipates that most of the necessary hardware and software renovations needed to render the Company Year 2000 compliant have been or will be completed by the first quarter of 1999. Management plans to test its systems during the second quarter of 1999 to determine the effect of its compliance efforts. According to the Company's plan, the testing phase is scheduled to be completed by June 30, 1999.

    The table below sets forth the Company's estimate of the status of certain elements of the Company's Year 2000 compliance plan:

             PHASE                      PERCENTAGE OF COMPLETION
--------------------------------  -------------------------------------

Assessment......................                       90%

Remediation and Renovation......                       90%

Testing.........................                       25%

Contingency Planning............                       33%

    The Company has relationships with third parties that may have computer systems that are not Year 2000 compliant. The Company has identified the third parties upon which it relies for mission-critical systems and has contacted or is contacting such third parties to confirm that their systems are in compliance with the Year 2000 requirements.

    While the Company believes that it is taking prudent and necessary action to comply with Year 2000 requirements, there can be no assurance that the Year 2000 issue will not result in information or communications systems interruptions. Any such interruptions could be expected to have a material adverse effect on the Company's business, financial condition, results of operations and business prospects and may subject the Company to liability to its clients. The Company is currently building upon its existing contingency plan in the event that the Company or third parties do not successfully complete their compliance efforts, or if vendors or third parties controlling systems critical to the Company are unable to confirm that their systems will be Year 2000 compliant. These efforts may result in additional costs in excess of current allocations and estimates.

                                    BUSINESS

GENERAL

    Chapman Capital Management Holdings, Inc. (the "Company") is an African-American owned and controlled holding company. The Company's wholly-owned operating subsidiary, Chapman Capital Management, Inc. ("CCM"), is an investment management company that is registered with the Securities and Exchange Commission (the "Commission") as an investment adviser. CCM manages the assets of registered investment companies and the funds of individual and institutional investors on a separate account basis. As of February 28, 1999, CCM had approximately $619.0 million in total assets under management. (Unless the context otherwise indicates, the Company and CCM are hereinafter referred to collectively as the "Company")

    The Company manages assets for two registered open-end investment portfolios, the DEM Equity Fund and The Chapman U.S. Treasury Money Fund, each a portfolio of The Chapman Funds, Inc. The DEM Equity Fund and The Chapman U.S. Treasury Money Fund are sometimes referred to herein as the "Funds." In December 1996, the Company established a private group trust, the Domestic Emerging Markets-Minority Equity Trust Fund for Qualified Employee Benefit Plans (the "DEM-MET Trust") for which it provides investment management services.

    The Company is headquartered at the World Trade Center--Baltimore, 401 East Pratt Street, 28th Floor, Baltimore, Maryland 21202 and its telephone number is
(410) 625-9656. The Company was incorporated in Maryland on January 8, 1998. CCM, a District of Columbia corporation, was established as an investment advisor in 1988.

STRATEGY

    The Company has implemented a strategic initiative called the Domestic Emerging Markets ("DEM") strategy which seeks investment in domestic companies controlled by African-Americans, Asian-Americans, Hispanic-Americans and women (the "DEM Profile"). The Company believes that there exists a substantial demand, especially from government entities and large institutions, to invest in companies that meet the DEM Profile ("DEM Companies") and has designed its investment products to provide a single source for meeting this objective while achieving a competitive rate of return.

    In addition, in December 1996, the Company established and currently acts as advisor to the DEM-MET Trust. As advisor, the Company allocates a portion of the investment responsibility for the trust's assets among investment management companies that meet the DEM Profile. The Company introduced this strategy, the DEM Multi-Manager strategy, with the DEM-MET Trust and will seek to increase its assets under management through the development of additional products under this strategy.

    The Company's DEM and DEM Multi-Manager strategies are in the early stages of implementation. The Company has not conducted any marketing surveys to test their marketability nor has the Company engaged in any significant marketing of these strategies. Therefore, the viability of the DEM and DEM Multi-Manager strategies and their level of market acceptance is largely unknown.

INVESTMENT PRODUCTS

    The Company currently manages two registered investment portfolios, the DEM Equity Fund and The Chapman U.S. Treasury Money Fund, each a portfolio of The Chapman Funds, Inc. The Company has formed and manages one private investment trust, the DEM-MET Trust. The Company also advises corporate, institutional and individual investors on a separate account basis.

    DEM EQUITY FUND is a non-diversified portfolio of The Chapman Funds, Inc., a diversified, open-end management investment company registered under the Investment Company Act of 1940, as amended (the "Investment Company Act"). The principal investment objective of the DEM Equity Fund is aggressive long-term growth through investment in equity securities of companies meeting the DEM Profile. As of February 28, 1999, the DEM Equity Fund had approximately $9.96 million in assets. The DEM Equity Fund commenced operations in April 1998.

    THE CHAPMAN U.S. TREASURY MONEY FUND, also a portfolio of The Chapman Funds, Inc., invests solely in short-term direct obligations of the U.S. Government and repurchase agreements collateralized fully by direct obligations of the U.S. Government. This fund is intended primarily for state and local governments and their authorities and agencies. As of February 28, 1999, The Chapman U.S. Treasury Money Fund had approximately $74.4 million in assets. The Chapman U.S. Treasury Money Fund began operations in June 1989.

    DEM-MET TRUST was organized in 1996 under New York law. The DEM-MET Trust is intended to qualify as a tax-exempt pooled trust for qualified employee benefit plans and certain governmental plans. The DEM-MET Trust is the first product introduced by the Company that employs the DEM Multi-Manager strategy. See "--Strategy." The DEM-MET Trust allocates its assets to investment portfolios managed by money managers meeting the DEM Profile. These money managers invest their allocated assets in the securities of domestic and foreign issuers which may consist of common stock, or other types of equity investments, or temporary money market funds chosen by the Company. The Company acts as investment advisor to the DEM-MET Trust and in such capacity is responsible for selecting and monitoring the sub-advisors, all of whom meet the DEM Profile. As of February 28, 1999, the Company had sub-advisory relationships with fourteen investment advisors, all of which meet the DEM Profile. The Company evaluates such sub-advisors monthly and reallocates assets among existing sub-advisors and new sub-advisors as necessary. The DEM-MET Trust was created in December 1996 pursuant to an agreement between The Chapman Co. and Bankers Trust Company, as custodial trustee. As of February 28, 1999, the DEM-MET Trust had approximately $265.5 million in assets.

    SEPARATE ACCOUNTS The Company also provides investment advisory services to separate accounts under individual investment advisory agreements. The Company manages equity and debt portfolios with varied investment objectives including long term capital appreciation and current income. As of February 28, 1999, approximately 40.5% of the separate accounts under management incorporate the DEM strategy as an investment objective. The Company will continue to attempt to differentiate itself from other investment managers by providing the DEM strategy as an investment objective. As of February 28, 1999, the Company managed approximately $269.1 million in assets for separate accounts, of which $109.1 million was invested pursuant to the DEM Strategy.

    Compensation for individual investment advisory services is typically based upon assets under management.

    All of the Company's investment advisory services including portfolio management, marketing, research and customer service are provided from the Company's Baltimore headquarters and each of Company's affiliated investment companies maintains its office at the Baltimore headquarters.

MARKETING AND CUSTOMER SERVICE

    The Company's marketing strategy is to provide a single source for investing in DEM companies while achieving a competitive rate of return. The Company aggressively markets to large corporations, government entities and other institutions seeking investment in DEM Companies.

    The Company targets its marketing efforts to the various types of customers that use its investment advisory and asset management services. The Company's separate accounts are typically large institutional investors. The Company markets to these accounts through customer support activities and personal sales efforts by officers of the Company. This strategy has also been utilized with the DEM-MET Trust due to the small number of large investors that have invested in the trust.

    The Company's proprietary investment products are distributed by The Chapman Co., an affiliate of the Company. To date, the Company's investment product marketing activities have been providing "wholesale" marketing assistance to support The Chapman Co.'s direct retail selling efforts. The Company intends to offer proprietary investment funds to banks, insurance companies, providers of 401(k) deferred compensation plans and other institutions ("Institutional Resellers") for resale to their customers. The Company will provide support to The Chapman Co. in marketing to Institutional Resellers and to the Institutional Resellers' own retail sales forces. The Company may also undertake some limited advertising of its proprietary investment products.

    In addition to separate accounts and proprietary investment products, the Company will seek to enter into agreements with other investment advisors whereby the Company will act as a sub-advisor with respect to their proprietary investment products. The Company will provide wholesale marketing assistance to the distributors of such third-party proprietary investment products to ensure that such products are effectively marketed by the third-party distributors to the investment community.

RESEARCH

    As of February 28, 1999, the Company employed two portfolio managers. The Company intends to hire additional portfolio managers to support its existing investment advisory and management services and to facilitate the introduction and maintenance of new investment products.

    The Company currently employs a buy-side analyst to assist the portfolio managers in investment research, monitoring of investment opportunities and the development and maintenance of the Company's proprietary DEM valuation and screening model. The Company also utilizes the research services of The Chapman Co. for coverage on certain companies meeting the DEM Profile. The Company intends to expand its research staff by hiring additional buy-side analysts.

INDUSTRY

    Revenues in the investment management industry are fee-based and determined primarily by assets under management. Therefore, the principal determinant of growth in the industry is the growth of assets under management. The major factors which influence changes in assets under management are changes in the market value of securities; net cash flow into or out of existing accounts; gains of new or losses of existing accounts; and the introduction of new products by the industry or by particular firms.

    In general, assets under management in the industry have increased steadily. According to the Investment Company Institute, the combined assets of the nation's mutual funds increased by $1,062.2 billion in 1998 to a total of $5.530 trillion under management. Assets under management rose approximately 24% for the year 1998, reflecting both the performance of the stock markets as well as new investment by mutual fund owners. Net new cash flow into mutual funds rose for the fourth straight year to a record $478.9 billion in 1998 with increases in all fund categories including equity, bond and income, and money market.

    Although as of February 28, 1999, the Company's total assets under management attributable to mutual funds are approximately 13.6% of its total assets under management, the Company intends to emphasize the creation of new mutual fund investment products as part of its ongoing strategy.

GOVERNMENT REGULATION

    The Company's business is subject to various federal and state laws and regulations. These laws and regulations are primarily intended to protect investment advisory clients and stockholders of registered investment companies. Under these laws and regulations, agencies that regulate investment advisors have broad administrative powers, including the power to limit, restrict, or prohibit an advisor from carrying on its business in the event that it fails to comply with applicable laws and regulations.

Possible sanctions that may be imposed include the suspension of individual employees, limitations on engaging in certain lines of business for specified periods of time, revocation of investment advisor and other registrations, censures, and fines. The Company believes that it is in substantial compliance with all material laws and regulations.

    The Company is registered with the Commission under the Investment Advisers Act of 1940, as amended (the "Advisers Act"), and is subject to examination by the Commission. Under Section 206 of the Advisers Act, it is unlawful for any investment advisor to: (i) employ any device, scheme, or artifice to defraud any client or prospective client; (ii) engage in any transaction, practice, or course of business which operates as a fraud or deceit upon any client or prospective client; or (iii) engage in any act, practice, or course of business which is fraudulent, deceptive or manipulative. The Advisers Act imposes numerous other obligations on registered investment advisors including fiduciary duties, recordkeeping requirements, operational requirements, and disclosure obligations. The Commission is authorized to institute proceedings and impose sanctions for violations of the Advisers Act, ranging from censure to termination of an investment adviser's registration. The failure of the Company to comply with the requirements of the Commission could have a material adverse effect on the Company.

    An investment advisor to a registered investment company, its principals, and its employees may also be subject to proceedings initiated by the Commission to impose remedial sanctions for violation of any provision of the federal securities laws and the regulations adopted thereunder, and the Commission may prohibit such investment advisor to an investment company from continuing to act in such capacity. Stockholders of registered investment companies or the Commission may also bring an action against the officers, directors, and investment advisor for breach of fiduciary duty in establishing the compensation paid to the investment advisor.

    The Funds are registered with the Commission under the Investment Company Act and the sale of shares in the Funds has been registered under the Securities Act of 1933, as amended (the "Securities Act"). Investment companies such as The Chapman Funds, Inc. and any future registered investment companies established and/or advised by the Company, are subject to considerable substantive regulation. Such companies must comply with periodic reporting requirements. Proxy solicitations are subject to the general proxy rules as well as to special proxy rules applicable only to investment companies. Shares of open-end investment companies such as the DEM Equity Fund and The Chapman U.S. Treasury Money Fund, can only be offered at a uniform public offering price based on the current net asset value per share plus the sales load. No more than 60% of the directors of registered investment companies can be interested persons, defined to include, among others, persons affiliated with the management company or underwriter, and a majority of the directors must not be affiliated with the underwriter. The advisory agreement must have initially been approved by a majority of the outstanding shares and, after two years, must be annually approved, either by the board or by the outstanding voting shares. The advisory agreement must be subject to termination upon 60 days notice by the board or by the outstanding voting shares. The underwriting agreement must be annually approved by the board or by a vote of a majority of the outstanding voting shares, and must provide for automatic termination in the event of an assignment. With limited exceptions, transactions between the investment company and an affiliate can be entered into only if approved by the Commission, after notice and opportunity for hearing, as fair and equitable.

    The Company derives a large portion of its revenues from its investment company management agreements. Under the Advisers Act, the Company's investment management agreements terminate automatically if assigned without the client's consent. Under the Investment Company Act, advisory agreements with registered investment companies such as the Funds terminate automatically upon assignment. The term "assignment" is broadly defined and includes direct assignments as well as assignments that may be deemed to occur, under certain circumstances, upon the transfer, directly or indirectly, of a controlling interest in the Company.

COMPETITION

    The Company's investment advisory business competes with a number of larger, more established investment advisors and securities firms. Competition is influenced by various factors, including product offering, quality of service and price. All aspects of Company's advisory business are competitive, including competition for assets to manage. Large national firms, often with more personnel, have much greater marketing, financial, technical, research, and other capabilities. These firms offer a broader range of financial services than the Company and compete not only with the Company and among themselves but also with commercial banks, insurance companies and others for retail and institutional clients. The investment funds managed by the Company are similarly subject to competition from nationally and regionally distributed funds offering equivalent financial products with returns equal to or greater than those offered by the Company's affiliated investment funds.

    The Company's investment management operations compete with a large number of other investment management firms, commercial banks, insurance companies, broker/dealers and other financial service firms. Most of these firms are larger and have access to greater resources than the Company. The investment advisory industry is characterized by relatively low cost of entry and the formation of new investment advisory entities which may compete directly with the Company is a frequent occurrence. The Company directly competes with many firms which are of similar or larger size. The Company's ability to increase and retain assets under management could be materially adversely affected if client accounts or the Company's affiliated investment funds under-perform specified market benchmarks. The ability of the Company to compete with other investment management firms also is dependent, in part, on the relative attractiveness of their investment philosophies and methods under prevailing market conditions.

    A large number of investment products including mutual funds, are sold to the public by investment management firms, broker/dealers, insurance companies and banks in competition with the investment products offered by the Company. Many of the Company's competitors apply substantial resources to advertising and marketing their investment products which may adversely affect the ability of the Company's investment products to attract new assets. The Company expects that there will be increasing pressures among investment advisors to obtain and hold market share.

PERSONNEL

    At February 28, 1999, the Company had approximately nine full-time employees and shares three employees with affiliated companies. None of the Company's personnel is covered by a collective bargaining agreement. Management considers the Company's relationship with its employees to be good.

PROPERTY

    The principal executive offices of the Company are located at the World Trade Center--Baltimore, 401 East Pratt Street, 28th Floor, Baltimore, Maryland 21202 where the Company shares approximately 10,000 square feet of office space under a lease maintained by The Chapman Co. The Chapman Co.'s lease for these premises expires in 2000. The Company is allocated furniture and equipment leased by The Chapman Co. from an affiliated entity.

LEGAL PROCEEDINGS

    Many aspects of the Company's business involve substantial risks of liability, including exposure under federal and state securities laws. The Company maintains an errors and omissions insurance policy in the amount of $1 million insuring it against these risks.

                                   MANAGEMENT

    The directors and executive officers of the Company are as follows:

NAME                                                       AGE                       PRINCIPAL POSITIONS
-----------------------------------------------------      ---      -----------------------------------------------------
Nathan A. Chapman, Jr................................          41   President, Chairman of the Board and Director
Earl U. Bravo, Sr....................................          50   Vice President, Secretary, Assistant Treasurer and
                                                                    Director
Theron Stokes........................................          47   Director
Robert L. Wallace....................................          42   Director
Maria Markham Thompson...............................          41   Chief Financial Officer
M. Lynn Ballard......................................          55   Treasurer and Assistant Secretary

    The Board of Directors has designated an Audit Committee, currently consisting of its two independent Directors. The Audit Committee reviews the scope of accounting audits, reviews with the independent public accountants the corporate accounting practices and policies and recommends to whom reports should be submitted within the Company, reviews with the independent public accountants their final report, reviews with the independent public accountants overall accounting and financial controls, and is available to the independent public accountants during the year for consultation purposes. The Board of Directors has also designated a Compensation Committee of the Board of Directors, currently consisting of the two independent Directors. The Compensation Committee reviews the performance of senior management, approves the compensation of the President, recommends appropriate compensation levels for officers other than the President and approves the issuance of stock options pursuant to the Company's stock option plan. All Directors and officers of the Company serve until their successors are duly elected and qualify.

    NATHAN A. CHAPMAN, JR. has been President and Director since 1986 of The Chapman Co., President and Director since 1988 of Chapman Capital Management, Inc., President and Director of Chapman Holdings, Inc. since 1997, President and Director of Chapman Capital Management Holdings, Inc. since 1998 and President and Director of The Chapman Funds, Inc. since 1988. Mr. Chapman is a Certified Public Accountant, a General Securities Principal, Registered Options Principal, and Registered Municipal Principal.

    EARL U. BRAVO, SR. has been Secretary and Assistant Treasurer since 1997 of The Chapman Co., Senior Vice President, Secretary, Assistant Treasurer and Director of Chapman Holdings, Inc. since 1997, Vice President, Secretary, Assistant Treasurer and Director of Chapman Capital Management Holdings, Inc. since 1998. Mr. Bravo is Secretary and Assistant Treasurer of The Chapman Funds, Inc. Mr. Bravo has been employed in various senior executive positions with The Chapman Co. and Chapman Capital Management, Inc. since 1990. Mr. Bravo is a General Securities Principal, Financial and Operations Principal, and Registered Representative.

    THERON STOKES has been an attorney for the Alabama Education Association since 1993 and has been a Director of Chapman Capital Management Holdings, Inc. since 1998.

    ROBERT L. WALLACE has been President of the BiTH Group, Inc. since 1993. Mr. Wallace is the author of "Black Wealth Through Black Entrepreneurship." He has been a Director of Chapman Capital Management Holdings, Inc. since 1998.

    MARIA MARKHAM THOMPSON has been Chief Financial Officer of the Company since 1998 and portfolio manager and administrator of Chapman Capital Management, Inc. since 1997. Ms. Thompson was in private practice as a certified public accountant from 1996 to 1997 and was Director of the Maryland Water Quality Financing Administration from 1989 to 1996, during which she also served as Director of Finance and Central Services for the Maryland Department of the Environment for 18 months.

    M. LYNN BALLARD has been Treasurer and Assistant Secretary since 1997 of The Chapman Co., Treasurer and Assistant Secretary of Chapman Holdings, Inc. since 1997 and Chapman Capital Management Holdings, Inc. since 1998. Ms. Ballard has been employed as a senior financial executive of The Chapman Co. and Chapman Capital Management, Inc. since 1988. Ms. Ballard is Treasurer and Assistant Secretary of The Chapman Funds, Inc.

EXECUTIVE COMPENSATION

    The following table sets forth information concerning compensation paid by the Company during the last three fiscal years, for services rendered in all capacities to the Company and its subsidiary, Chapman Capital Management, Inc., to the chief executive officer and the other most highly paid executive officers of the Company whose total annual salary and bonus exceeded $100,000 during the year ended December 31, 1998. No other executive officer of the Company received salary and bonus of $100,000 or more during such years.

SUMMARY COMPENSATION TABLE

                                                                                                 ANNUAL COMPENSATION
                                                                                                ---------------------
NAME AND PRINCIPAL POSITION                                                            YEAR       SALARY      BONUS
-----------------------------------------------------------------------------------  ---------  ----------  ---------
Nathan A. Chapman, Jr. President...................................................             $  100,000  $  50,000
                                                                                          1998      79,500     25,000
                                                                                     1997 1996      72,000     72,000

    The Board of Directors of the Company has established the 1998 Chapman Capital Management Holdings, Inc. Omnibus Stock Plan (the "Plan") to enable the Company to grant equity compensation to the Company's directors, officers, employees and consultants. Pursuant to the Plan, 150,000 shares have been reserved for award thereunder. The Plan is administered by the Compensation Committee of the Board of Directors. No securities have been issued pursuant to the Plan as of the date of this statement.

COMPENSATION OF DIRECTORS

    Directors of the Company receive no cash compensation for their service to the Company as directors; however, they are reimbursed for all out-of-pocket expenses relating to attendance at meetings of the Board of Directors and any committee thereof. Members of the Board of Directors are eligible to receive stock options pursuant to the Company's Stock Option Plan.

                             PRINCIPAL STOCKHOLDERS

    The following table sets forth certain information regarding the beneficial ownership of shares of the Company's Common Stock as of February 28, 1999 by (i) each person known by the Company to own beneficially 5% or more of its outstanding shares of Common Stock, (ii) each director, (iii) each executive officer, and (iv) all directors and executive officers of the Company as a group. Except as otherwise indicated, the Company believes that the beneficial owners of the Common Stock listed below, based on information furnished by such owners, have sole voting and investment power with respect to such shares, subject to community property laws where applicable.

                          NAME AND ADDRESS OF                            AMOUNT AND NATURE OF       PERCENT OF
                           BENEFICIAL OWNER                              BENEFICIAL OWNERSHIP   SHARES OUTSTANDING
                        -----------------------                          --------------------  ---------------------
Nathan A. Chapman, Jr..................................................     2,438,245 shares(1)            72.6%
  401 E. Pratt Street
  Baltimore, MD 21202
Earl U. Bravo, Sr......................................................         2,375 shares                 *
  401 E. Pratt Street
  Baltimore, MD 21202
Theron Stokes..........................................................         8,750 shares                 *
  401 E. Pratt Street
  Baltimore, MD 21202
Robert L. Wallace......................................................           -0- shares                 *
  401 E. Pratt Street
  Baltimore, MD 21202
All Directors and Executive Officers as a Group........................     2,449,370 shares              73.0%

------------------------

*   Represents less than one percent of the outstanding shares of Common Stock.

(1) Includes 151,620 shares, or 4.5% of the outstanding shares, held in inventory by The Chapman Co., as market-maker for the Common Stock, and 1,482 shares held in investment advisory accounts over which the Company's subsidiary, CCM has dispository discretion. Such shares have no voting rights as long as they are held by a subsidiary of the Company. The Chapman Co. is a wholly-owned subsidiary of Chapman Holdings, Inc ("CHI") and Mr. Chapman is President and Director of each of The Chapman Co. and CHI and Chairman and majority stockholder of CHI. Mr. Chapman disclaims beneficial ownership of the shares held by The Chapman Co. and CCM.

                              CERTAIN TRANSACTIONS

    On January 8, 1998, the Company, a newly-formed Maryland corporation, issued shares of Common Stock to The Chapman Co. in exchange for all of the outstanding equity securities of CCM, a registered investment advisor. Accordingly, CCM is currently a wholly-owned direct subsidiary of the Company. On February 26, 1998, The Chapman Co. and its sole stockholder, CHI effected a tax-free spin-off transaction pursuant to which all the outstanding shares of Common Stock of the Company was distributed to CHI and, immediately following such distribution, such Common Stock was distributed to the then-existing stockholders of CHI.

    The Chapman Co. is registered as a broker-dealer with the Commission and in approximately one-half of the states and the District of Columbia. The Chapman Co. is a member firm of the National Association of Securities Dealers, Inc. with revenue primarily deriving from brokerage services, corporate finance and government finance activities.

    Nathan A. Chapman, Jr., the President, Chairman of the Board, a Director and controlling stockholder of the Company, is the President, Chairman of the Board and a Director of CHI and The Chapman Co. and controlling stockholder of CHI. At the request of the Company, Mr. Chapman also serves as President and Director of CCM and The Chapman Funds, Inc. Earl U. Bravo, Sr., the Vice President, Secretary, Assistant Treasurer and a Director of the Company, is Senior Vice President, Secretary, and Assistant Treasurer of CHI and The Chapman Co. and a Director of CHI. M. Lynn Ballard, the Treasurer and Assistant Secretary of the Company is Treasurer and Assistant Secretary of CHI and The Chapman Co. At the request of the Company, Mr. Bravo and Ms. Ballard serve as Secretary and Assistant Treasurer and Treasurer and Assistant Secretary, respectively, of CCM and The Chapman Funds, Inc. Mr. Bravo also serves as Vice President of CCM.

    The Chapman Funds, Inc., a multi-series open-end management investment company, is registered under the Investment Company Act and was organized by the Company. DEM, Inc., a closed-end investment company, organized by the Company, was liquidated in September 1998 pursuant to the vote of its stockholders. Until such liquidation, at the request of the Company, Mr. Chapman served as President and Director, Mr. Bravo served as Vice President and Secretary and Ms. Ballard served as Treasurer of DEM, Inc.

    Until liquidation, the Company served as the investment advisor and administrator of DEM, Inc. In connection therewith, the Company was paid $138,614 and $149,669 in advisory and administrative fees in the years ended December 31, 1997 and December 31, 1998, respectively.

    The Company is the investment advisor and administrator of The Chapman U.S. Treasury Money Fund, a portfolio of The Chapman Funds, Inc. In connection therewith, the Company was paid $144,935 and $190,635 in advisory and administrative fees in the years ended December 31, 1997 and December 31, 1998, respectively.

    The Company is the investment advisor and administrator of the DEM Equity Fund, a portfolio of The Chapman Funds, Inc. The DEM Equity Fund became active in April 1998 and the Company was paid $69,356 in advisory and administrative fees in the year ended December 31, 1998.

    The Company has entered into agreements with The Chapman Funds, Inc. on behalf of four additional portfolios, the DEM Index Fund, the DEM Fixed Income Fund, the DEM Multi-Manager Bond Fund and the DEM Multi-Manager Equity Fund, to provide investment advisory and administration services; however, such funds are not currently active. However, the Company has a $88,071 receivable as of December 31, 1998, due from these portfolios related to costs paid on their behalf.

    In December 1995, Mr. Chapman loaned CCM $100,000, payable on demand, for the purchase of common stock of an affiliate. In March 1996, Mr. Chapman loaned CCM an additional $45,000, payable on demand. These loans provided for a fixed interest payment of $14,500, or an effective flat rate of 10% of the principal. On June 30 1998, the Company repaid these loans in full.

    The Company executed a 10-year note to CHI as of October 31, 1997 in the amount of $763,367 which accrued interest at 6.68% per annum. The proceeds of this loan were used by CCM to pay start-up costs in connection with its development of a proprietary investment product and for a non-competition agreement. On August 14, 1998, the Company repaid this loan in full.

    During the third quarter of 1998, the Company made two advances to Mr. Chapman totaling $110,000. Such advances are evidenced by a three-year note in the amount of $65,000, which bears interest at 5.48% per annum, and a demand note in the amount of $45,000, which bears interest at 5.48% per annum. As of December 31, 1998, Mr. Chapman owed the Company a total of $118,547 on such notes.

    Mr. Chapman is President and Treasurer and Mr. Bravo is Secretary of Chapman General Partner One, Inc., the general partner of Chapman Limited Partnership I (the "Partnership"). The Chapman Co. leases furniture and equipment from the Partnership, with part of such cost being allocated to the Company. The lease requires monthly payments of $9,846 and contains one year renewable terms, at the option of The Chapman Co., through September 2000, at which time The Chapman Co. can purchase the furniture and equipment at fair market value. Rent expense allocated to the Company under this lease agreement was $39,384 in 1997 and $59,076 in 1998. Management believes that the terms of these transactions were substantially as favorable to the Company as those available from non-affiliates.

    On November 10, 1998, The Chapman Co. erroneously deposited $291,207 in the Company's securities account. As of December 31, 1998, the Company owed The Chapman Co. $97,634 of this amount. The Company repaid The Chapman Co. in full on January 12, 1999.

    The Company shares office space, certain employees and other overhead with certain other entities controlled by Mr. Chapman including The Chapman Co. and The Chapman Insurance Agency Incorporated, a licensed insurance agency that has not engaged in significant operations to date. Pursuant to an expense allocation agreement, the Company is allocated compensation and benefits expense based upon the estimated percentage of such employees' time spent performing services for the Company. The Company is charged for other expenses based on actual or estimated usage. Pursuant to such expense allocation arrangements the Company owed CHI, $28,782 and $187,272 as of December 31, 1997 and 1998, respectively. The Company treats such outstanding allocation amounts as normal expenses to be paid in the ordinary course of business. The common management and/or ownership among the Company and other entities controlled by Mr. Chapman may involve potential conflicts of interest. See "Risk Factors--Certain Transactions; Relationships With Other Chapman Entities; Conflicts of Interest."

    As of June 9, 1998, the Company and Mr. Chapman entered into a non-exclusive, royalty-free service mark licensing agreement pertaining to CCM's and the Company's use of the DEM, Domestic Emerging Markets, DEM Index, DEM Profile, DEM Universe, DEM Company, DEM Multi-Manager, Chapman, and stylized C-Eagle trademarks that are owned by Mr. Chapman.

    The Company intends that all transactions with affiliates of the Company will be approved by a majority of the Board of Directors, including a majority of the disinterested, independent Directors.

                          DESCRIPTION OF CAPITAL STOCK

    The authorized capital stock of the Company consists of 20,000,000 shares of Common Stock, par value $0.001 per share.

    Holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Stockholders do not have cumulative voting rights. Holders of Common Stock are entitled to receive ratably such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor. See "Dividend Policy." In the event of a dissolution, liquidation or winding-up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities. Holders of Common Stock have no right to convert their Common Stock into any other securities. The Common Stock has no preemptive or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are duly authorized, validly issued, fully paid and nonassessable.

MARYLAND LAW AND CERTAIN CHARTER PROVISIONS

    The Charter of the Company, provides that the Company shall indemnify its currently acting and its former directors and officers against any and all liabilities and expenses incurred in connection with their services in such capacities to the maximum extent permitted by the Maryland General Corporation Law, as from time to time amended (the "MGCL"). If approved by the Board of Directors, the Company may indemnify its employees, agents and persons who serve or have served, at its request as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture or other enterprise to the extent determined to be appropriate by the Board of Directors. The Company shall advance expenses to its directors and officers entitled to mandatory indemnification to the maximum extent permitted by the Maryland General Corporation Law and may in the discretion of the Board of Directors advance expenses to employees, agents and others who may be granted indemnification.

    Pursuant to the Agency Agreement the Company has agreed to indemnify the Agent and the Agent has agreed to indemnify the Company and its directors, officers and controlling persons against certain civil liabilities that may be incurred in connection with this Offering, including certain liabilities under the Securities Act.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

    Furthermore, the Charter of the Company provides that, to the fullest extent permitted by the MGCL as it may be amended from time to time, no director or officer of the Company shall be liable to the Company or its stockholders for monetary damages arising out of events occurring at the time such person is serving as a director or officer, regardless of whether such person is a director or officer at the time of a proceeding in which liability is asserted. Under current Maryland law, the effect of this provision is to eliminate the rights of the Company and its stockholders to recover monetary damages from a director or officer except (i) to the extent that it is proved that the director or officer actually received an improper benefit, or profit in money, property, or services for the amount of the benefit or profit in money, property or services actually received, or (ii) to the extent that a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding in the proceeding that the person's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. In situations to which the Charter provision applies, the remedies available to the Company or a stockholder are limited to equitable remedies such as injunction or rescission.

                        SHARES ELIGIBLE FOR FUTURE SALE

    The Company has 3,351,334 shares of Common Stock outstanding, of which 2,285,143 shares or approximately 68.1% are directly held by Nathan A. Chapman, Jr. All of the shares directly held by Mr. Chapman are currently available for resale in the public market, under Rule 144, promulgated pursuant to the Securities Act. As of February 28, 1998, an additional 151,620 shares, or approximately 4.5% of the outstanding Common Stock, were held in inventory by a subsidiary of an affiliate of the Company and Mr. Chapman, The Chapman Co., in its capacity as market-maker for the Common Stock. All of the shares held by The Chapman Co. are available for immediate resale pursuant to this prospectus. No prediction can be made as to the effect, if any, that sales of shares of Common Stock or the availability of such shares for sale will have on the market prices prevailing from time to time. Nevertheless, the possibility that substantial amounts of Common Stock may be sold in the public market may adversely affect the prevailing market price for the Common Stock and could impair the Company's ability to raise capital through the sale of its equity securities.

    In general, under Rule 144, a person (or persons whose shares are required to be aggregated), including any affiliate of the Company, who beneficially owns "restricted shares" for a period of at least one year is entitled to sell within any three-month period, shares equal in number to the greater of: (i) 1% of the then-outstanding shares of Common Stock; or (ii) the average weekly trading volume of the Common Stock during the four calendar weeks preceding the filing of the required notice of sale with the Commission. In addition, any person (or persons whose shares are aggregated) who is not, at the time of the sale, nor during the preceding three months, an affiliate of the Company, and who has beneficially owned restricted shares for at least two years, can sell such shares under Rule 144 without regard to the notice, manner of sale, public information or volume limitations described above.

                              PLAN OF DISTRIBUTION

    This Prospectus may be used by The Chapman Co., a subsidiary of an affiliate of the Company, in connection with offers and sales related to market-making transactions in shares of Common Stock effected from time to time. The Chapman Co. may act as principal or agent in such transactions, including as agent for the counterparty when acting as principal or as agent for both counterparties, and may receive compensation in the form of discounts and commissions, including from both counterparties when it acts as agent for both. Such sales will be made at prevailing market prices at the time of sale, at prices related thereto or at negotiated prices. For a description of certain relationships and transactions between The Chapman Co. and its affiliates and the Company, see "Management," "Certain Transactions" and "Principal Stockholders." The Company has been advised by The Chapman Co. that, subject to applicable laws and regulations, The Chapman Co. currently intends to make a market in the Common Stock. However, The Chapman Co. is not obligated to do so and any market-making activity will be subject to the limits imposed by the Securities Act and the Securities Exchange Act of 1934, as amended. There can be no assurance that an active trading market will be sustained. The Chapman Co. has informed the Company that it does not intend to confirm sales to any accounts over which it exercises discretionary authority without the prior specific written approval of such transactions by the customer.

                            STOCKHOLDER INFORMATION

    The Company's Common Stock is quoted on The Nasdaq SmallCap Market under the symbol "CMGT." As of February 28, 1999, there were approximately 45 holders of record and approximately 428 beneficial owners of the Company's Common Stock.

PRICE RANGE PER SHARE

    Set forth below is the range of high and low bid information on the Nasdaq SmallCap Market for the Company's Common Stock for each quarter since the Company's initial public offering. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, an may not represent actual transactions.

                                                                                      1998
                                                                               ------------------
QUARTER                                                                         HIGH        LOW
------------------------------------------------------------------------------ -------    -------
January to March.............................................................. N/A        N/A
April to June................................................................. N/A        N/A
July to September*............................................................   8          7
October to December...........................................................   8 3/8      7 1/16

* The Common Stock commenced trading on the Nasdaq SmallCap Market in August, 1998.

DIVIDENDS

    The Company has never declared or paid cash or other dividends on its Common Stock and does not anticipate doing so in the foreseeable future. The payment of dividends, if any, in the future is within the discretion of the Board of Directors and will depend upon the Company's earnings, if any, its financial condition, and other relevant factors. The Company intends to retain any earnings in the foreseeable future for the Company's continued growth.

                          TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for the Common Stock is UMB Bank, N.A.

                                 LEGAL MATTERS

    The legality of the securities offered hereby has been passed upon for the Company by Venable, Baetjer and Howard, LLP.

                                    EXPERTS

    The audited consolidated financial statements of the Company included in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

                             ADDITIONAL INFORMATION

    The Company has filed with the Commission in Washington, DC, a Registration Statement under the Securities Act with respect to the shares of Common Stock offered by this Prospectus. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and this offering, reference is made to the Registration Statement, including the exhibits filed therewith, copies of which may be obtained at prescribed rates from the Commission at the public reference facilities maintained by the Commission at Judiciary Plaza Building, 450 Fifth Street, NW, Washington, DC 20549. Descriptions contained in this Prospectus as to the contents of any contract or other documents filed as an exhibit to the Registration Statement are not necessarily complete and each such description is qualified by reference to such contract or document. The Commission maintains a Web site on the Internet that will contain all future reports, proxy and information statements and other information that the Company is required to file electronically with the Commission. The address of the Commission's Web site is http://www.sec.gov.

    The Company will furnish to its stockholders annual reports containing financial statements for each fiscal year audited by an independent accounting firm.

            CHAPMAN CAPITAL MANAGEMENT HOLDINGS, INC. AND SUBSIDIARY

                         INDEX TO FINANCIAL STATEMENTS

                                                                                                               PAGE
                                                                                                             ---------
Report of Independent Public Accountants...................................................................     F-2

Consolidated Balance Sheet as of December 31, 1998.........................................................     F-3

Consolidated Statements of Operations for the years ended December 31, 1998 and 1997.......................     F-4

Consolidated Statements of Changes in Stockholders' Equity (Deficit) for the years ended December 31, 1998
  and 1997.................................................................................................     F-5

Consolidated Statements of Cash Flows for the years ended December 31, 1998 and 1997.......................     F-6

Notes to the consolidated financial statements.............................................................     F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
  Chapman Capital Management Holdings, Inc.:

    We have audited the accompanying consolidated balance sheet of Chapman Capital Management Holdings, Inc. (a Maryland corporation) and Subsidiary as of December 31, 1998, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the two years ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Chapman Capital Management Holdings, Inc. and Subsidiary as of December 31, 1998, and the results of their operations and their cash flows for the two years ended December 31, 1998, in conformity with generally accepted accounting principles.

                                          /s/ARTHUR ANDERSEN LLP

Baltimore, Maryland,
  March 5, 1999

            CHAPMAN CAPITAL MANAGEMENT HOLDINGS, INC. AND SUBSIDIARY

                           CONSOLIDATED BALANCE SHEET

                            AS OF DECEMBER 31, 1998

                                                              ASSETS

Cash and cash equivalents.............................................................................................  $4,241,523
Investments...........................................................................................................     150,000
Management fees receivable:
  From proprietary funds..............................................................................................     107,086
  From individually managed accounts..................................................................................     256,855
Receivables from affiliates...........................................................................................     120,047
Advances to officer...................................................................................................     118,547
Office equipment, net.................................................................................................      20,805
Prepaids and other assets.............................................................................................     122,879
Intangible assets, net................................................................................................     465,000
Deferred tax asset....................................................................................................      45,000
                                                                                                                        ----------
    Total assets......................................................................................................  $5,647,742
                                                                                                                        ----------
                                                                                                                        ----------

                                               LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable and accrued expenses.................................................................................  $  171,923
Due to affiliated company.............................................................................................     284,906
Due to officer........................................................................................................          --
Income taxes payable..................................................................................................          --
Noncompete agreement obligation.......................................................................................     150,000
                                                                                                                        ----------
    Total liabilities.................................................................................................     606,829
                                                                                                                        ----------
STOCKHOLDERS' EQUITY
  Common stock, $.001 par value, 20,000,000 shares authorized, 3,351,334 issued and outstanding.......................       3,351
  Additional paid-in capital..........................................................................................   5,238,883
  Accumulated deficit.................................................................................................    (201,321)
                                                                                                                        ----------
    Total stockholders' equity........................................................................................   5,040,913
                                                                                                                        ----------
    Total liabilities and stockholders' equity........................................................................  $5,647,742
                                                                                                                        ----------
                                                                                                                        ----------

The accompanying notes are an integral part of this consolidated balance sheet.

            CHAPMAN CAPITAL MANAGEMENT HOLDINGS, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

                                                                                            1998          1997
                                                                                        ------------  ------------
REVENUES:
  Advisory and administrative fees....................................................  $  3,136,456  $  2,284,054
  Other income........................................................................        81,870         2,561
                                                                                        ------------  ------------
    Total revenues....................................................................     3,218,326     2,286,615
                                                                                        ------------  ------------
OPERATING EXPENSES:
  Management fees.....................................................................     1,177,681       869,355
  Compensation and benefits...........................................................       856,945       594,993
  Professional fees...................................................................       179,427       195,066
  Administrative support..............................................................        72,000        72,000
  Interest expense....................................................................        25,802        13,522
  Amortization expense................................................................       228,000       228,000
  Other operating expenses............................................................       829,471       225,578
                                                                                        ------------  ------------
    Total operating expenses..........................................................     3,369,326     2,198,514
                                                                                        ------------  ------------
    (Loss) income before income tax (benefit) allocation..............................      (151,000)       88,101

INCOME TAX (BENEFIT) ALLOCATION.......................................................       (45,000)       40,000
                                                                                        ------------  ------------
  Net (loss) income...................................................................  $   (106,000) $     48,101
                                                                                        ------------  ------------
                                                                                        ------------  ------------
BASIC AND DILUTIVE EARNINGS PER SHARE DATA:
  Net (loss) income...................................................................  $       (.04) $        .02
                                                                                        ------------  ------------
                                                                                        ------------  ------------
Weighted Average Shares Outstanding...................................................     2,810,839     2,486,543
                                                                                        ------------  ------------
                                                                                        ------------  ------------

 The accompanying notes are an integral part of these consolidated statements.

            CHAPMAN CAPITAL MANAGEMENT HOLDINGS, INC. AND SUBSIDIARY

      CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

                                                                                                          TOTAL
                                                                            ADDITIONAL                 STOCKHOLDERS'
                                                                COMMON       PAID-IN     ACCUMULATED    (DEFICIT)
                                                                 STOCK       CAPITAL       DEFICIT        EQUITY
                                                              -----------  ------------  ------------  ------------
BALANCE, December 31, 1996..................................   $   2,487   $         --   $ (143,422)   $ (140,935)
  Net income................................................          --             --       48,101        48,101
                                                              -----------  ------------  ------------  ------------
BALANCE, December 31, 1997..................................       2,487             --      (95,321)      (92,834)
  Proceeds from initial public offering.....................         864      5,238,883           --     5,239,747
  Net loss..................................................          --             --     (106,000)     (106,000)
                                                              -----------  ------------  ------------  ------------
BALANCE, December 31, 1998..................................   $   3,351   $  5,238,883   $ (201,321)   $5,040,913
                                                              -----------  ------------  ------------  ------------
                                                              -----------  ------------  ------------  ------------

 The accompanying notes are an integral part of these consolidated statements.

            CHAPMAN CAPITAL MANAGEMENT HOLDINGS, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

                                                                                             1998         1997
                                                                                         ------------  -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net (loss) income....................................................................  $   (106,000) $    48,101
  Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
    Depreciation and amortization......................................................       231,455      231,982
    Deferred tax asset.................................................................       (45,000)          --
    Effect of changes in assets and liabilities-
      Management fees receivable.......................................................      (110,939)     (71,508)
      Receivable from affiliates.......................................................       (84,514)     (30,654)
      Advances to officer..............................................................       (46,547)     (84,200)
      Prepaids and other assets........................................................      (114,234)      (4,326)
      Accounts payable and accrued expenses............................................        20,926      134,295
      Due to affiliated company........................................................      (515,766)     151,104
      Income taxes payable.............................................................       (48,000)    (134,000)
                                                                                         ------------  -----------
        Net cash (used in) provided by operating activities............................      (818,619)     240,794
                                                                                         ------------  -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of office equipment.........................................................       (19,056)      (5,250)
  Sale of investments..................................................................         9,247           --
  Purchase of investments..............................................................      (150,000)         (29)
                                                                                         ------------  -----------
        Net cash used in investing activities..........................................      (159,809)      (5,279)
                                                                                         ------------  -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from initial public offering................................................     6,053,335           --
  Issuance costs.......................................................................      (813,588)          --
  Proceeds from officer................................................................       (28,473)     (85,000)
  Payment of noncompete agreement......................................................            --     (150,000)
                                                                                         ------------  -----------
        Net cash provided by (used in) financing activities............................     5,211,274     (235,000)
                                                                                         ------------  -----------
NET INCREASE IN CASH...................................................................     4,232,846          515
CASH, beginning of year................................................................         8,677        8,162
                                                                                         ------------  -----------
CASH, end of year......................................................................  $  4,241,523  $     8,677
                                                                                         ------------  -----------
                                                                                         ------------  -----------

 The accompanying notes are an integral part of these consolidated statements.

            CHAPMAN CAPITAL MANAGEMENT HOLDINGS, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 AND 1997

1.  ORGANIZATION:

    Chapman Capital Management Holdings, Inc. is an investment advisory and investment management company.

    During February 1998, Chapman Capital Management, Inc. became the wholly-owned subsidiary of Chapman Capital Holdings Management, Inc. ("CCMH," the "Company"), a newly formed corporation. CCMH was the wholly-owned subsidiary of The Chapman Co. until it spun off from The Chapman Co. as part of the initial public offering (IPO) of Chapman Holdings, Inc. on February 26, 1998.

    The Chapman Co., an affiliated company pays for routine operating expenses and provides certain management, data processing, accounting and administrative services to the Company, for which The Chapman Co. is reimbursed. As of December 31, 1998, the Company owed The Chapman Co. $284,906 for the costs of these services. The Chapman Co. also pays for salary and benefit expenses of which the Company is allocated a portion. The Chapman Co. allocates those salary and benefit expenses to the Company based on actual salaries related to the Company and based on cost sharing arrangements approved by the Board of Directors. These financial statements may not necessarily be indicative of the financial results that would have existed had the Company been operated as an unaffiliated corporation.

2.  SIGNIFICANT ACCOUNTING POLICIES:

    USE OF ESTIMATES

    The accompanying financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ACQUISITION

    In December 1996, the Company acquired DEM-MET, a tax-exempt pooled interest trust for qualified employee benefit plans. As part of the acquisition of this trust, the Company entered into a noncompete agreement for $300,000 and paid $640,000 in costs related to acquiring the trust. These amounts are included in intangible assets (see Note 4).

    During 1998 and 1997, the Company paid Bankers Trust management fees for managing the trust. Those fees are included in management fees in the accompanying statements of operations for the years ended December 31, 1998 and 1997.

CASH AND CASH EQUIVALENTS

    Included in cash and cash equivalents is $4,046,298 of cash invested in the Chapman U.S. Treasury Money Fund, a fund managed by Chapman Capital Management, Inc.

            CHAPMAN CAPITAL MANAGEMENT HOLDINGS, INC. AND SUBSIDIARY

                           DECEMBER 31, 1998 AND 1997

2.  SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
INVESTMENTS

    Investments consist of common stock of another company. As this company does not have a readily available market, management believes costs approximate market value.

OFFICE EQUIPMENT

    Office equipment is depreciated using the straight-line method over the estimated useful life of 3 to 5 years. As of December 31, 1998, accumulated depreciation was $10,257.

FINANCIAL INSTRUMENTS

    The carrying amounts reported in the consolidated balance sheet for cash, investments, receivables, accounts payable and accrued expenses approximate fair value.

EARNINGS PER SHARE

    As of December 31, 1997, the Company adopted Financial Accounting Standards Board Statement No. 128, "Earnings Per Share" (SFAS No. 128). Under SFAS No. 128, a company must disclose basic earnings per share (the principal difference being that common stock equivalence would not be considered in the compilation of basic earnings per share) and diluted earnings per share. The Company adopted this pronouncement which required restatement of all prior periods presented.

    Earnings per share are based on the weighted average number of common and dilutive common equivalent shares outstanding during the period the calculation is made. Common equivalent shares consist of shares issuable upon the exercise of stock warrants, using the treasury stock method. The weighted average shares outstanding as of December 31, 1998 and 1997, are the weighted average common shares outstanding of 2,810,839 and 2,486,543, respectively.

SEGMENT REPORTING

    The Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" as of December 31, 1998, and has determined that the Company has only one segment, investment advisory and investment management services. The Company came to this conclusion because the Company operates in one regulatory environment and has only one management group that manages the entire Company. Information on the Company's operating results are provided as one segment to the key decision-maker to make decisions.

COMPREHENSIVE INCOME

    The Company has adopted SFAS No. 130, "Reporting Comprehensive Income" and has determined that the Company does not have any comprehensive income adjustments for the periods presented, and therefore, comprehensive income equals net income.

INCOME TAXES

    The Company accounts for income taxes under the separate company liability method, whereby deferred income taxes are recognized for the tax consequences of temporary differences by applying

            CHAPMAN CAPITAL MANAGEMENT HOLDINGS, INC. AND SUBSIDIARY

                           DECEMBER 31, 1998 AND 1997

2. SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED) enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities.

    Prior to the Company being spun off from its Parent, the Company was included in the consolidated Federal income tax return of its Parent on a cash basis. The Parent allocated Federal tax expense to the Company based on its portion of consolidated taxable income and its taxes on that income if the Company were taxed on a stand-alone basis.

3.  INITIAL PUBLIC OFFERING:

    On August 14, 1998, the Company consummated an initial public offering (the Offering) of its common stock, pursuant to which the Company sold 864,791 shares and received net proceeds, after offering costs, of approximately $5,240,000.

4.  INTANGIBLE ASSETS:

    Intangible assets consists of a noncompete agreement and start-up costs (see
Note 2). The $300,000 noncompete agreement is being amortized over 3 years, the term of the agreement. The $640,000 in acquisition costs is being amortized over 5 years. The noncompete agreement will be paid in two equal installments. Accumulated amortization as of December 31, 1998 and 1997, is $475,000 and $247,000, respectively.

5.  COMMON STOCK:

    The Company effected a 25% stock split effected as a stock dividend. As such, all share data related to the Company prior to the stock split have been restated.

6.  TRANSACTIONS WITH AFFILIATES:

    The Company provides investment advisory and administrative services to The Chapman Funds, Inc. (the Funds), an affiliated group of mutual funds, under an investment advisory and administrative services agreement which sets forth the services to be provided and the fees to be charged. The agreement also provides that expense reimbursements be made to the Funds for specified expenses and to the extent that any Funds' expenses exceed specified limitations. Included in the accompanying statements of operations for the years ended December 31, 1998 and 1997, are advisory management fees related to The Chapman Funds totaling $259,991 and $144,935, respectively.

    The Company provided investment advisory and administrative services to DEM, Inc. (DEM), a registered non-diversified closed-ended management investment company, under an investment advisory and administrative services agreement which sets forth the services to be provided and the fees to be charged. During the fourth quarter of 1998, DEM was dissolved. Included in the accompanying statements of operations for the years ended December 31, 1998 and 1997, is an advisory management fee related to DEM totaling $149,669 and $138,614, respectively.

    Included in management fees receivable as of December 31, 1998, is $107,086 due from proprietary funds for services provided under the above described agreement.

            CHAPMAN CAPITAL MANAGEMENT HOLDINGS, INC. AND SUBSIDIARY

                           DECEMBER 31, 1998 AND 1997

6.  TRANSACTIONS WITH AFFILIATES: (CONTINUED)
    Included in receivables from affiliates as of December 31, 1998, is $31,976 due from Chapman Insurance Agency ("CIA") for expenses paid on their behalf. Also included in receivables from affiliates as of December 31, 1998, is $88,071 due from newly created funds using the DEM strategy. The receivable from these new funds represents reimbursement of start-up costs paid on their behalf.

    As of December 31, 1998, the Company had outstanding advances to the majority stockholder of the Company of $118,547.

    As of December 31, 1998 and 1997, the Company owes The Chapman Co. $284,906, which is recorded as due to affiliated company in the accompanying consolidated balance sheets.

    The Chapman Co. has entered into an agreement in which it leases furniture and equipment from Chapman Limited Partnership, an entity in which certain officers and stockholders of The Chapman Co. are partners. The Chapman Co. allocates a portion of the $9,846 monthly payment to the Company based on the space used by the Company. The Chapman Co. allocated $59,076 and $39,384 in lease expense for the years ended December 31, 1998 and 1997, respectively. These amounts are included in other operating expenses in the statements of operations for the years ended December 31, 1998 and 1997, respectively.

7.  INCOME TAXES:

    A reconciliation of the statutory income taxes to the recorded income tax (benefit) provision for the years ended December 31, 1998 and 1997, is as follows:

                                                                            1998       1997
                                                                         ----------  ---------
Statutory tax (at 35% rate)............................................  $  (53,000) $  30,800
Effect of state income taxes...........................................      (7,500)     4,000
Effect of graduated tax rate...........................................       5,500         --
Effect of permanent book to tax differences............................      10,000      5,200
                                                                         ----------  ---------
Income tax (benefit) provision.........................................  $  (45,000) $  40,000
                                                                         ----------  ---------
                                                                         ----------  ---------

    The components of the income tax (benefit) provision for the years ended December 31, 1998 and 1997, are as follows:

                                                                            1998       1997
                                                                         ----------  ---------
Current................................................................  $       --  $  40,000
Deferred...............................................................     (45,000)        --
Discontinued operations................................................          --         --
                                                                         ----------  ---------
Income tax (benefit) provision.........................................  $  (45,000) $  40,000
                                                                         ----------  ---------
                                                                         ----------  ---------

    The Company's deferred income tax assets as of December 31, 1998, consists of the following:

Deferred tax asset:
  NOL carryforward.................................................  $  25,000
  Other............................................................     20,000
                                                                     ---------
    Net deferred tax asset recorded on the consolidated balance sheet........................................................  $  45,000
                                                                     ---------
                                                                     ---------

            CHAPMAN CAPITAL MANAGEMENT HOLDINGS, INC. AND SUBSIDIARY

                           DECEMBER 31, 1998 AND 1997

8.  STATEMENT OF CASH FLOWS--SUPPLEMENTAL DISCLOSURE:

    Supplemental cash flow disclosures for the years ended December 31, 1998 and 1997 were as follows:

                                                                            1998       1997
                                                                          ---------  ---------
Dividend reinvestment in affiliate......................................  $      --  $      29
Cash paid for:
  Interest..............................................................     25,495      5,000
  Income taxes..........................................................    114,000    174,000

9.  CONCENTRATION OF CREDIT RISKS:

    One client accounted for 59% of the Company's advisory and administrative fees during the year ended December 31, 1998. Two clients accounted for 72% of the Company's advisory and administrative fees for the year ended December 31, 1997. As of December 31, 1998, receivables due from this client was $67,746.

10.  STOCK OPTIONS PLANS:

    In 1998, the Company established the Chapman Capital Management Holdings, Inc. Omnibus Stock Plan (the Plan) to enable the Company to grant equity compensation to the Company's directors, officers, employees and consultants. Under the Plan, 150,000 shares of common stock have been reserved for issuance upon exercise of stock options granted. The price per share of each option exercised will be determined by the Compensation Committee of the Board of Directors. No options have been issued pursuant to this Plan as of December 31, 1998.

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No dealer, salesperson or any other person is authorized to give any information or make any representations in connection with this offering other than those contained in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or the Agent. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities offered by this Prospectus, or an offer to sell or a solicitation of an offer to buy any securities by anyone in any jurisdiction in which such offer or solicitation is not authorized or is unlawful. The delivery of this Prospectus shall not, under any circumstances, create any implication that the information herein is correct as of any time subsequent to the date of this Prospectus.

                                     [LOGO]

                                CHAPMAN CAPITAL
                           MANAGEMENT HOLDINGS, INC.
                                  COMMON STOCK

                             ---------------------

                                   PROSPECTUS

                             ---------------------

                                THE CHAPMAN CO.

                                 April 5, 1999

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